

November 27, 2012

<u>Via E-mail</u>
Kevin L. Crudden, Esq.
Vice President and General Counsel
Digital River, Inc.
10380 Bren Road West
Minnetonka, MN 55343

> **Re: Digital River, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Forms 10-Q for Fiscal Quarters Ended June 30, 2012 and September 30, 2012**
> **Filed on August 8, 2012 and November 7, 2012**
> **File No. 000-24643**

Dear Mr. Crudden:

We have reviewed your letter dated October 10, 2012 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 27, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 54

1.   Your response to prior comment 5 appears to address "approximately 75%" of your revenue. Please discuss your policy for the remaining 25% of your revenue.

2.   Please describe in detail the margin concessions made to Microsoft that were referred to by Mr. Ronning in his introductory remarks to analysts on the Earnings Conference Call on July 31, 2012. Please indicate how the concessions impacted your revenue in both the quarters ended June 30, 2012 and September 30, 2012. In this regard, tell us what consideration you gave to discussing the impact these concessions had on your results of operation with your MD&A disclosures.

Forms 10-Q for Fiscal Quarters Ended June 30, 2012 and September 30, 2012

Note 3. Fair Value Measurements

3.   We are considering your response to prior comment 7 and have the following additional comments regarding your ARS portfolio:

    a. Clarify whether the student loans are individually guaranteed or whether the securities themselves are guaranteed by the United States government.

    b. In your quarterly filings you describe your ARS as "student loans over-collateralized." Please tell us whether all securities in your ARS portfolio are credit-enhanced in this manner and to what degree or percentage.

    c. We note that the credit ratings of six of your fourteen ARS were downgraded during the second quarter to "below AAA." Please tell us how many of the six were lowered below investment grade. Tell us whether there were further downgrades in any of your ARS portfolio during the third quarter to below investment grade.

    d. We note your conclusion that these downgrades appear to be related to the downgrade of the U.S. credit rating to AA+ in August 2011. Please further explain why certain of your ARS were downgraded to below investment grade when the credit rating of the U.S. remained of high quality at AA+ and according to your disclosures the student loans that make up your ARS are "over-collateralized."

    e. Please tell us and disclose in future filings how you considered the below investment grade credit rating for certain of these securities in your conclusion that the securities are not other-than-temporarily impaired, and that no portion of their unrealized losses were credit related.

    f. Tell us whether you have received all interest payments, including any penalty payments, as specified in the original prospectus.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief